EXHIBIT 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended
	March 31,
	2007	2006

Income from continuing operations before income taxes	$413	$528

Fixed charges included in income:

Interest expense	$29	$25
Interest portion of rental expense	8	9

	37	34

Interest credited to contractholders	-	-

	$37	$34

Income available for fixed charges (including interest
credited to contractholders)	$450	$562

Income available for fixed charges (excluding interest
credited to contractholders)	$450	$562

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	12.2	16.5

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	12.2	16.5